UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TERRAVIA HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

88105A106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88105A106

1	Names of Reporting Persons Glenhill Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 7,605,933 (1)
	6	Shared Voting Power 2,002,664
	7	Sole Dispositive Power 9,608,597
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,608,597
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.8%
12	Type of Reporting Person (See Instructions) IA, HC

(1)	This amount represents (i) 230,933 shares of Common Stock beneficially owned by the Reporting Person, plus (ii) 7,375,000 shares of Common Stock that are initially issuable upon the conversion of 14,750 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”), that are beneficially owned by the Reporting Person. Beginning July 15, 2016, the Preferred Stock is convertible at the option of the holders into shares of the Issuer’s Common Stock (subject to certain mandatory conversion rights of the Issuer). The Preferred Stock was issued pursuant to that certain Series A Convertible Preferred Stock Purchase Agreement, effective as of March 10, 2016, as amended (the “Purchase Agreement”), by and among the Issuer, Glenhill Capital Advisors LLC (and certain related persons/entities) and certain other investors.

CUSIP No. 88105A106

1	Names of Reporting Persons Glenn J. Krevlin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 7,605,933 (2)
	6	Shared Voting Power 2,002,664
	7	Sole Dispositive Power 9,608,597
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,608,597
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.8%
12	Type of Reporting Person (See Instructions) IN, HC

(2)	See Footnote 1.

CUSIP No. 88105A106

1	Names of Reporting Persons Glenhill Capital Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 9,608,597 (3)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,608,597
9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,608,597
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.8%
12	Type of Reporting Person (See Instructions) IA, HC

(3)	This amount represents (i) 230,933 shares of Common Stock beneficially owned by the Reporting Person, plus (ii) 7,375,000 shares of Common Stock initially issuable upon conversion of the 14,750 shares of Preferred Stock beneficially owned by the Reporting Person, which were issued pursuant to the Purchase Agreement, plus (iii) 2,002,664 shares of Common Stock held in certain third party accounts for which Glenhill Capital Advisors, LLC is the investment manager (see further description in Item 2(a) below). Beginning July 15, 2016, the Preferred Stock is convertible at the option of the holders into shares of the Issuer’s Common Stock (subject to certain mandatory conversion rights of the Issuer).

CUSIP No. 88105A106

1	Names of Reporting Persons Glenhill Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 7,605,933 (4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,605,933
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,605,933
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 7.8%
12	Type of Reporting Person (See Instructions) IA, HC

(4)	See Footnote 1.

CUSIP No. 88105A106

1	Names of Reporting Persons Glenhill Capital Overseas Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 5,664,000 (5)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,664,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,664,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.9%
12	Type of Reporting Person (See Instructions) PN

(5)	Glenhill Capital Overseas Master Fund, LP beneficially owns 11,328 shares of Preferred Stock, which represents 5,664,000 shares of Common Stock that are initially issuable upon the conversion of such shares of Preferred Stock. Beginning July 15, 2016, the Preferred Stock is convertible at the option of the holders into shares of the Issuer’s Common Stock (subject to certain mandatory conversion rights of the Issuer). The Preferred Stock was issued pursuant to the Purchase Agreement.

Item 1(a).	Name of Issuer:

TerraVia Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

225 Gateway Boulevard

South San Francisco, CA 94080

Item 2(a).	Name of Person Filing:

Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC, Glenhill Capital Management, LLC and Glenhill Capital Overseas Master Fund, LP.

Glenn J. Krevlin is the managing member and control person of Glenhill Advisors, LLC, and is the sole shareholder of Krevlin Management, Inc. Krevlin Management, Inc. is the managing member of Glenhill Capital Advisors, LLC, which is the investment manager of Glenhill Capital Overseas Master Fund, LP and Glenhill Long Fund, LP, each (along with Mr. Krevlin) a security holder of the Issuer. Glenhill Advisors, LLC is the managing member of Glenhill Capital Management, LLC. Glenhill Capital Management, LLC is the managing member of Glenhill Long GP, LLC, and is sole shareholder of Glenhill Capital Overseas GP, Ltd. Glenhill Capital Overseas GP, Ltd. is general partner of Glenhill Capital Overseas Master Fund, LP. Glenhill Long GP, LLC is the general partner of Glenhill Long Fund, LP.

Glenhill Capital Advisors, LLC is also the investment manager for certain third party accounts for which shares of the Issuer are held and managed by one or more of the Reporting Persons for the benefit of such third parties. Such Reporting Persons have dispositive power and share certain voting power with respect to such shares, and receive management fees and performance-related fees in connection therewith. As of the date of this filing, there are 2,002,664 shares of Common Stock of the Issuer held in such third party managed accounts, and the securities reported on the attached cover page(s) include such shares.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

600 Fifth Avenue, 11th Floor

New York, NY 10020

Item 2(c).	Citizenship:

See the response(s) to Item 4 on the attached cover page(s).

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

88105A106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)	Amount Beneficially owned:

See the response(s) to Item 9 on the attached cover page(s).

(b)	Percent of Class:

See the response(s) to Item 11 on the attached cover page(s), which was determined by dividing the number of shares beneficially held by the Reporting Person by the sum of (i) 90,203,008 (which is the number of shares of Common Stock issued and outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2016), plus (ii) the number of shares of Common Stock issuable upon the conversion of the Series A Convertible Preferred Stock beneficially owned by the Reporting Person (as reported on the attached cover page(s)).

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the response(s) to Item 5 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote:

See the response(s) to Item 6 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of:

See the response(s) to Item 7 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of:

See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	February 14, 2017
GLENHILL ADVISORS, LLC

		By:	/s/ GLENN J. KREVLIN

		Name:	Glenn J. Krevlin
		Title:	Managing Member

/s/ GLENN J. KREVLIN

		Name:	Glenn J. Krevlin

GLENHILL CAPITAL ADVISORS, LLC

		By:	KREVLIN MANAGEMENT, INC.
Managing Member

		By:	/s/ GLENN J. KREVLIN

		Name:	Glenn J. Krevlin
		Title:	President

GLENHILL CAPITAL MANAGEMENT, LLC

		By:	GLENHILL ADVISORS, LLC
Managing Member

		By:	/s/ GLENN J. KREVLIN

		Name:	Glenn J. Krevlin
		Title:	Managing Member

GLENHILL CAPITAL OVERSEAS MASTER FUND, LP

		By:	GLENHILL CAPITAL OVERSEAS GP, LTD.
General Partner

		By:	GLENHILL CAPITAL MANAGEMENT, LLC
Sole Shareholder

By:	GLENHILL ADVISORS, LLC
Managing Member

By:	/s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member